Exhibit 99.14

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

INTERIM CONSOLIDATED BALANCE SHEETS

As at

(Unaudited, thousands of Canadian dollars)

	December 31, 2010	March 31, 2010
ASSETS

CURRENT

Cash	$63,768	$60,132
Restricted cash	708	18,650
Accounts receivable	429,406	348,892
Gas delivered in excess of consumption	89,508	7,410
Gas in storage	34,203	4,058
Inventory	7,275	6,323
Unbilled revenues	1,083	20,793
Prepaid expenses and deposits	5,780	20,038
Current portion of future income tax assets	85,040	29,139
Corporate tax recoverable	10,878	—
Other assets – current (Note 11a)	3,323	2,703

	730,972	518,138

FUTURE INCOME TAX ASSETS	51,625	85,197
PROPERTY, PLANT AND EQUIPMENT	236,994	218,616
CONTRACT INITIATION COSTS	29,231	5,587
INTANGIBLE ASSETS (Note 6)	482,871	340,629
GOODWILL	221,247	177,887
LONG-TERM RECEIVABLE	3,952	2,014
OTHER ASSETS – LONG TERM (Note 11a)	4,043	5,027

	$1,760,935	$1, 353,095

LIABILITIES

CURRENT
Bank indebtedness	$2,690	$8,236
Accounts payable and accrued liabilities	314,457	226,950
Unit distribution payable	—	13,182
Corporate taxes payable	4,046	6,410
Current portion of future income tax liabilities	17,526	6,776
Deferred revenue	111,910	7,202
Accrued gas accounts payable	918	15,093
Current portion of long-term debt (Note 7)	59,288	62,829
Other liabilities – current (Note 11a)	559,520	685,200

	1,070,355	1,031,878
LONG-TERM DEBT (Note 7)	547,884	231,837
FUTURE INCOME TAXES	2,812	—
DEFERRED LEASE INDUCEMENTS	1,708	1,984
OTHER LIABILITIES – LONG TERM (Note 11a)	432,871	590,572

	2,055,630	1,856,271

NON-CONTROLLING INTEREST	18,616	20,603

UNITHOLDERS’ DEFICIENCY
Deficit	$(1,197,082)	$(1,423,698)
Accumulated other comprehensive income (Note 9)	149,960	221,969

	(1,047,122)	(1,201,729)
Unitholders’ capital	677,515	659,118
Equity component of convertible debenture (Note 7e)	33,914	—
Contributed surplus	22,382	18,832

Unitholders’ deficiency	(313,311)	(523,779)

	$1,760,935	$1, 353,095

Commitments (Note 14) Contingencies (Note 15) Subsequent events (Note 17)

See accompanying notes to the interim consolidated financial statements

1.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited, thousands of Canadian dollars, except per unit amounts)

	THREE MONTHS ENDED DECEMBER 31		NINE MONTHS ENDED DECEMBER 31
	2010	2009	2010	2009
SALES	$744,296	$626,966	$2,011,858	$1,460,635

COST OF SALES	612,018	515,019	1,702,254	1,201,117

GROSS MARGIN	132,278	111,947	309,604	259,518

EXPENSES

General and administrative expenses	26,283	24,767	81,066	66,018
Marketing expenses	34,469	26,546	101,177	73,038
Bad debt expense	6,458	5,130	18,901	12,815
Amortization of intangible assets and related supply contracts	29,654	20,309	89,081	41,390
Amortization of property, plant and equipment	1,997	1,935	5,809	5,656
Unit based compensation	1,302	993	3,925	2,626
Capital tax expense	172	209	331	337

	100,335	79,889	300,290	201,880

INCOME BEFORE THE UNDERNOTED	31,943	32,058	9,314	57,638

INTEREST EXPENSE (Note 7)	15,081	5,143	36,857	10,569

CHANGE IN FAIR VALUE OF DERIVATIVE INSTRUMENTS (Note 11a)	(236,571)	(50,853)	(369,693)	(277,248)

OTHER INCOME	(127)	(1,441)	(2,830)	(2,755)

INCOME BEFORE INCOME TAXES	253,560	79,209	344,980	327,072

PROVISION FOR (RECOVERY OF) INCOME TAXES	35,901	(17,010)	8,731	19,079

NON-CONTROLLING INTEREST	252	(1,171)	(1,987)	(2,714)

NET INCOME	$217,407	$97,390	$338,236	$310,707

See accompanying notes to the interim consolidated financial statements

Net income per unit (Note 12)

Basic	$1.61	$0.73	$2.51	$2.39

Diluted	$1.39	$0.73	$2.30	$2.37

2.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

INTERIM CONSOLIDATED STATEMENTS OF UNITHOLDERS’ DEFICIENCY

FOR THE NINE MONTHS ENDED DECEMBER 31

(Unaudited, thousands of Canadian dollars)

	2010	2009
ACCUMULATED DEFICIT
Accumulated deficit, beginning of period	$(480,931)	$(712,427)
Net income	338,236	310,707

Accumulated deficit, end of period	(142,695)	(401,720)

DISTRIBUTIONS AND DIVIDENDS
Distributions, beginning of period	(942,767)	(757,850)
Distributions and dividends on Exchangeable Shares	(108,574)	(139,922)
Class A preference share distributions—net of income taxes of $1,305 (2009—$1,963)	(3,046)	(3,985)

Distributions and dividends, end of period	(1,054,387)	(901,757)

DEFICIT	(1,197,082)	(1,303,477)

ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 9)
Accumulated other comprehensive income, beginning of period	221,969	364,566
Other comprehensive loss	(72,009)	(108,167)

Accumulated other comprehensive income, end of period	149,960	256,399

UNITHOLDERS’ CAPITAL (Note 10)
Unitholders’ capital, beginning of period	659,118	398,454
Trust units exchanged	10,085	179,385
Trust units issued on exercise/exchange of unit compensation	462	574
Trust units issued	—	13,449
Distribution reinvestment plan	17,935	—
Exchangeable Shares issued	—	239,946
Exchangeable Shares exchanged	(10,085)	(179,385)

Unitholders’ capital, end of period	677,515	652,423

EQUITY COMPONENT OF CONVERTIBLE DEBENTURE (Note 7e)	33,914	—
CONTRIBUTED SURPLUS (Note 10b)	22,382	16,787

Unitholders’ deficiency, end of period	$(313,311)	$(377,868)

See accompanying notes to the interim consolidated financial statements

3.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited, thousands of Canadian dollars)

	THREE MONTHS ENDED DECEMBER 31		NINE MONTHS ENDED DECEMBER 31
	2010	2009	2010	2009
NET INCOME	$217,407	$97,390	$338,236	$310,707

Unrealized gain (loss) on translation of self-sustaining operations	(4,090)	(176)	5,136	24,845

Amortization of deferred unrealized gain of discontinued hedges net of income taxes of $5,421 (2009 -$7,787) and $15,860 (2009—$25,511) for the three and nine months ended December 31, respectively (Note 11a)	(25,227)	(43,386)	(77,145)	(133,012)

OTHER COMPREHENSIVE LOSS	(29,317)	(43,562)	(72,009)	(108,167)

COMPREHENSIVE INCOME	$188,090	$53,828	$266,227	$202,540

See accompanying notes to the interim consolidated financial statements

4.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, thousands of Canadian dollars)

	THREE MONTHS ENDED DECEMBER 31		NINE MONTHS ENDED DECEMBER 31

Net inflow (outflow) of cash related to the following activities	2010	2009	2010	2009
OPERATING
Net income	$217,407	$97,390	$338,236	$310,707

Items not affecting cash
Amortization of intangible assets and related supply contracts	29,572	20,309	88,999	41,390
Amortization of property, plant and equipment	2,079	1,935	5,891	5,656
Amortization of contract initiation costs	4,056	—	10,327	—
Unit based compensation	1,302	993	3,925	2,626
Non-controlling interest	252	(1,171)	(1,987)	(2,714)
Future income taxes	31,106	(20,165)	7,134	8,781
Financing charges, non-cash portion	1,660	414	4,319	810
Other	2,454	1,729	6,966	2,211
Change in fair value of derivative instruments	(236,571)	(50,853)	(369,693)	(277,248)

	(164,090)	(46,809)	(244,119)	(218,488)

Adjustments required to reflect net cash receipts from gas sales	(66)	9,775	26,897	44,492

Net change in non-cash working capital	(42,055)	(55,938)	(70,270)	(69,791)

Cash inflow from operating activities	11,196	4,418	50,744	66,920

FINANCING
Distributions and dividends paid to Unitholders and holders of Exchangeable Shares	(33,577)	(33,924)	(103,734)	(98,645)
Distributions to Class A preference shareholder	(1,632)	(1,632)	(4,895)	(4,895)
Tax impact on distributions to Class A preference shareholder	326	886	1,305	1,963
Increase/(decrease) in bank indebtedness	1,827	6,954	(5,546)	6,954
Issuance of long-term debt	47,789	120,118	414,771	140,362
Repayment of long-term debt	(22,094)	(84,085)	(72,252)	(109,085)
Funding from minority interest holder of TGF	—	1,302	—	1,302
Restricted cash	14,454	3,167	18,024	2,336

Cash inflow from financing activities	7,093	12,786	247,673	(59,708)

INVESTING
Purchase of property, plant and equipment	(8,688)	(11,034)	(29,080)	(30,917)
Purchase of other intangible assets	(919)	(1,522)	(1,814)	(3,933)
Acquisitions (Note 5)	(2,425)	—	(260,472)	9,799
Proceeds from long-term receivable	(332)	—	2,901	—
Contract initiation costs	(6,768)	—	(14,040)	—

Cash outflow from investing activities	(19,132)	(12,556)	(302,505)	(25,051)

Effect of foreign currency translation on cash balances	764	5,519	7,724	(1,408)

NET CASH INFLOW (OUTFLOW)	(79)	10,167	3,636	(19,247)
CASH, BEGINNING OF PERIOD	63,847	29,680	60,132	59,094

CASH, END OF PERIOD	$63,768	$39,847	$63,768	$39,847

Supplemental cash flow information

Interest paid	$18,905	$4,691	$29,595	$8,900

Income taxes paid	$326	$13,300	$8,312	$20,536

See accompanying notes to the interim consolidated financial statements

5.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

1.	INTERIM FINANCIAL STATEMENTS

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian Generally Accepted Accounting Principles (“GAAP”) for annual financial statements and should therefore be read in conjunction with the audited consolidated financial statements and notes thereto included in Just Energy Income Fund’s (“Just Energy”, the “Fund”, or “JEIF”) annual report for fiscal 2010. The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian GAAP applicable to interim consolidated financial statements and follow the same accounting policies and methods of application as the most recent annual financial statements, except as described in Note 3.

2.	ORGANIZATION

Effective January 1, 2011, Just Energy completed the conversion from an Income Trust to a Corporation (the “Conversion”) and going forward operates under the name Just Energy Group Inc. (“JEGI”).

JEIF was an open-ended, limited-purpose trust established under the laws of the Province of Ontario to hold securities and to distribute the income of its directly or indirectly owned operating subsidiaries and affiliates: Just Energy Ontario L.P. (“JE Ontario”), Just Energy Manitoba L.P. (“JE Manitoba”), Just Energy Quebec L.P. (“JE Quebec”), Just Energy (B.C.) Limited Partnership (“JE B.C.”), Just Energy Alberta L.P. (“JE Alberta”), Alberta Energy Savings L.P. (“AESLP”), Just Energy Illinois Corp. (“JE Illinois”), Just Energy New York Corp. (“JENYC”), Just Energy Indiana Corp. (“JE Indiana”), Just Energy Texas L.P. (“JE Texas”), Just Energy Exchange Corp. (“JEEC”), Universal Energy Corporation (“UEC”), Universal Gas and Electric Corporation (“UG&E”), Commerce Energy, Inc. (“Commerce” or “CEI”), National Energy Corporation (“NEC”) (operating under the trade name of National Home Services (“NHS”)), Momentis Canada Corp. and Momentis U.S. Corp. (collectively, “Momentis”), Just Energy Massachusetts Corp. (“JE Mass”), Just Energy Michigan Corp. (“JE Michigan”), Hudson Energy Services, LLC (“Hudson” or “HES”) and Terra Grain Fuels, Inc. (“TGF”), collectively, the “Just Energy Group”.

3.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

(a)	Significant accounting policies adopted from acquisitions

(i)	Contract initiation costs

Commissions related to obtaining and renewing Hudson customer contracts are paid in one of the following ways: all or partially upfront or as a residual payment over the life of the contract. If the commission is paid all or partially upfront, it is recorded as contract initiation costs and amortized in marketing expenses over the term for which the associated revenue is earned. If the commission is paid as a residual payment, the amount is expensed as earned.

In addition, commissions related to obtaining customer contracts signed under NEC are recorded as contract initiation costs and amortized in marketing expenses over the remaining life of the contract.

(b)	Recently issued accounting standards

The following are new standards, not yet in effect, which are required to be adopted by the Fund on the effective date:

(i)	Business Combinations

In October 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Section 1582, Business Combinations (“CICA 1582”), concurrently with CICA Handbook Section 1601, Consolidated Financial Statements (“CICA 1601”), and CICA Handbook Section 1602, Non-controlling Interest (“CICA 1602”). CICA 1582

6.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

3.	CHANGES IN SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(b)	Recently issued accounting standards (cont’d)

which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed. CICA 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests. CICA 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination. These new standards are effective for fiscal years beginning on or after January 1, 2011. The Fund will not adopt the new standards prior to adopting IFRS as described below.

(ii)	International Financial Reporting Standards

In February 2008, CICA announced that GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011.

Just Energy will transition to IFRS effective April 1, 2011, and intends to issue its first interim consolidated financial statements under IFRS for the three-month period ending June 30, 2011, and a complete set of consolidated financial statements under IFRS for the year ending March 31, 2012.

Just Energy has developed a changeover plan, which includes diagnostic assessment, solution development and implementation phases. The Fund has completed the initial assessment and solution development phases. These included certain training initiatives, researching and documenting the significant differences between Canadian GAAP and IFRS, assessing the impact on the Fund, and a preliminary assessment of the information technology systems. The IFRS team is currently engaged in the implementation phase, which is the final phase of the project.

Significant differences exist which may impact the Fund’s financial reporting. Those areas include, but are not limited to, property, plant and equipment; impairment of assets; accounting for income taxes; financial instruments; share-based payments and the first-time adoption of IFRS (“IFRS 1”).

As part of the conversion plan, the Fund is in the process of analyzing the detailed impacts of these identified differences and developing solutions to bridge these differences. Although the full impact of the adoption of IFRS on the Fund’s financial position and results of operations is not yet reasonably determinable or estimable, the Fund expects a significant increase in financial statement disclosure requirements resulting from the adoption of IFRS. Just Energy is currently on target with its conversion plan.

4.	SEASONALITY OF OPERATIONS

Just Energy’s operations are seasonal. Gas consumption by customers is typically highest in October through March and lowest in April through September. Electricity consumption is typically highest in January through March and July through September. Electricity consumption is lowest in October through December and April through June.

7.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

5.	ACQUISITIONS

(a)	Acquisition of Hudson Energy Services, LLC

On May 7, 2010, Just Energy completed the acquisition of all of the equity interests of Hudson Parent Holdings, LLC, and all the common shares of Hudson Energy Corp., thereby indirectly acquiring Hudson Energy Services, LLC, with an effective date of May 1, 2010. The acquisition was funded by an issuance of $330 million in convertible debentures issued on May 5, 2010 (see Note 7e).

The acquisition of Hudson was accounted for using the purchase method of accounting. The Fund allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Net assets acquired
Current assets (including cash of $ 24,003)	$88,696
Current liabilities	(107,817)
Electricity contracts and customer relationships	200,653
Gas contracts and customer relationships	26,225
Broker network	84,400
Brand	11,200
Information technology system development	17,954
Contract initiation costs	20,288
Other intangible assets	6,545
Goodwill	33,574
Property, plant and equipment	2,559
Unbilled revenue	15,092
Notes receivable – long term	1,312
Security deposits – long term	3,544
Other assets – current	124
Other assets – long term	100
Other liabilities – current	(74,683)
Other liabilities – long term	(40,719)

$289,047

Consideration
Purchase price	$287,790
Transaction costs	1,257

$289,047

All contracts and intangible assets, excluding brand, are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over 30 months and 35 months, respectively. Other intangible assets, excluding brand, are amortized over periods of three to five years. The brand value is considered to be indefinite and, therefore, not subject to amortization. The purchase price allocation is considered preliminary and, as a result, it may be adjusted during the 12-month period following the acquisition.

(b)	Acquisition of Universal Energy Group Ltd.

On July 1, 2009, Just Energy completed the acquisition of all of the outstanding common shares of Universal Energy Group Ltd. (“UEG” or “Universal”) pursuant to a plan of arrangement (the “Arrangement”). Under the Arrangement,

8.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

5.	ACQUISITIONS (cont’d)

(b)	Acquisition of Universal Energy Group Ltd. (cont’d)

UEG shareholders received 0.58 of an exchangeable share (“Exchangeable Share”) of JEEC, a subsidiary of Just Energy, for each UEG common share held. In aggregate, 21,271,804 Exchangeable Shares were issued pursuant to the Arrangement. Each Exchangeable Share was exchangeable for a trust unit on a one for one basis at any time at the option of the holder, and entitled the holder to a monthly dividend equal to 66 2/3% of the monthly distribution paid by Just Energy on a trust unit. JEEC also assumed all the covenants and obligations of UEG in respect of UEG’s outstanding 6% convertible unsecured subordinated debentures.

The acquisition of UEG was accounted for using the purchase method of accounting. The Fund allocated the purchase price to the identified assets and liabilities acquired based on their fair values at the time of acquisition as follows:

Net assets acquired
Working capital (including cash of $ 10,319)	$63,614
Electricity contracts and customer relationships	229,586
Gas contracts and customer relationships	243,346
Water heater contracts and customer relationships	22,700
Other intangible assets	2,721
Goodwill	77,494
Property, plant and equipment	171,693
Future tax liabilities	(50,475)
Other liabilities – current	(164,148)
Other liabilities – long term	(140,857)
Long-term debt	(183,079)
Non-controlling interest	(22,697)

$249,898

Consideration
Transaction costs	$9,952
Exchangeable Shares	239,946

$249,898

Non-controlling interest represents a 33.3% ownership of TGF held by EllisDon Corporation.

All contracts and intangible assets are amortized over the average remaining life at the time of acquisition. The gas and electricity contracts and customer relationships are amortized over periods ranging from eight to 57 months. The water heater contracts and customer relationships are amortized over 174 months, and the intangible assets were amortized over six months. An adjustment in the amount of $10,700 was made to increase goodwill and decrease working capital during the three months ended June 30, 2010. The purchase price for this acquisition is final and no longer subject to change.

(c)	Newten Home Comfort Inc.

On July 2, 2009, NEC, a wholly owned subsidiary of the Fund, acquired Newten Home Comfort Inc., an arm’s length third party that held a 20% interest in Newten Home Comfort L.P. for $3.2 million, of which $520 was paid in cash and determined to be the purchase price consideration. The purchase price consideration excludes contingent payments to the 20% interest holders that will become payable in July 2012 based on the number of completed water heater installations. Any contingent payments made will result in an increase to the balance of goodwill generated by the acquisition.

9.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

6.	INTANGIBLE ASSETS

		Accumulated	Net book
As at December 31, 2010	Cost	amortization	value
Gas contracts and customer relationships	$252,196	$127,091	$125,105
Electricity contracts and customer relationships	441,713	209,691	232,022
Water heater contracts and customer relationships	23,164	2,412	20,752
Broker network	82,638	11,018	71,620
Brand	10,966	—	10,966
Information technology system development	19,465	2,562	16,903
Other intangible assets	9,270	3,767	5,503

	$839,412	$356,541	$482,871

		Accumulated	Net book
As at March 31, 2010	Cost	amortization	value
Gas contracts and customer relationships	$228,827	$63,484	$165,343
Electricity contracts and customer relationships	245,617	92,779	152,838
Water heater contracts and customer relationships	23,081	1,218	21,863
Other intangible assets	2,982	2,397	585

	$500,507	$159,878	$340,629

7.	LONG-TERM DEBT AND FINANCING

	December 31,	March 31,
	2010	2010
Credit facility (a)	$72,446	$57,500
TGF credit facility (b)(i)	38,417	41,313
TGF debentures (b)(ii)	37,001	37,001
TGF term/Operating facilities (b)(iii)	—	10,000
JEEC convertible debentures (c)	84,376	83,417
NEC financing (d)	89,802	65,435
JEIF convertible debentures (e)	285,130	—

	607,172	294,666

Less: current portion	(59,288)	(62,829)

	$547,884	$231,837

10.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

7.	LONG-TERM DEBT AND FINANCING (cont’d)

The following table details the interest expense for the three and nine months ended December 31, 2010 and December 31, 2009. Interest is expensed at the effective interest rate.

	For the three months ended Dec. 31, 2010	For the three months ended Dec. 31, 2009	For the nine months ended Dec. 31, 2010	For the nine months ended Dec. 31, 2009
Credit facility (a)	$3,614	$1,708	$5,549	$3,545
TGF credit facility (b)(i)	657	447	1,528	1,065
TGF debentures (b)(ii)	1,075	1,005	3,257	2,133
TGF term/operating facilities (b)(iii)	15	219	571	306
TGF wheat production financing	—	—	—	10
JEEC Convertible debentures (c)	1,677	1,764	5,009	3,510
NEC financing (d)	1,733	—	4,564	—
JEIF convertible debentures (e)	6,310	—	16,379	—

	$15,081	$5,143	$36,857	$10,569

(a)	As of December 31, 2010, Just Energy held a $250 million credit facility to meet working capital requirements. The syndicate of lenders includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Bank of Nova Scotia, Société Générale and Alberta Treasury Branches. Effective January 1, 2011, Just Energy amended and restated its credit agreement to increase the available line to $350 million. The repayment of the facility is due on December 31, 2013. The Toronto-Dominion Bank became a member of the Syndicate on January 1, 2011.

Interest is payable on outstanding loans at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate. Under the terms of the operating credit facility, Just Energy is able to make use of Bankers’ Acceptances and LIBOR advances at stamping fees of 4.0%, prime rate advances at bank prime plus 3.0%, and letters of credit at 4.0%. As at December 31, 2010, the Canadian prime rate was 3.0% and the U.S. prime rate was 3.25%. As at December 31, 2010, Just Energy had drawn $72,446 (March 31, 2010—$57,500) against the facility and total letters of credit outstanding amounted to $73,120 (March 31, 2010—$49,444). As at December 31, 2010, Just Energy has $104,434 of the facility remaining for future working capital and security requirements. Just Energy’s obligations under the credit facility are supported by guarantees of certain subsidiaries and affiliates and secured by a pledge of the assets of Just Energy and the majority of its operating subsidiaries and affiliates. Just Energy is required to meet a number of financial covenants under the credit facility agreement. As at December 31, 2010 and 2009, all of these covenants have been met.

(b)	In connection with the acquisition of UEG on July 1, 2009, the Fund acquired the debt obligations of TGF, which currently comprise the following separate facilities:

(i)	TGF credit facility

A credit facility of up to $50,000 was established with a syndicate of Canadian lenders led by Conexus Credit Union and was arranged to finance the construction of the ethanol plant in 2007. The facility was revised on March 18, 2009, and was converted to a fixed repayment term of ten years, commencing March 1, 2009, which

11.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

7.	LONG-TERM DEBT AND FINANCING (cont’d)

includes interest costs at a rate of prime plus 3% with principal repayments scheduled to commence on March 1, 2010. The credit facility is secured by a demand debenture agreement, a first priority security interest on all assets and undertakings of TGF, and a general security interest on all other current and acquired assets of TGF. As a result, the facility is fully classified as a current obligation. The credit facility includes certain financial covenants, the most significant of which relate to current ratio, debt to equity ratio, debt service coverage and minimum shareholders’ equity. The lenders have deferred compliance with the financial covenants until April 1, 2011. The facility was further revised on April 5, 2010, to postpone the principal payments due for April 1 to June 1, 2010, and to amortize them over the six-month period commencing October 1, 2010, and ending March 1, 2011. As at December 31, 2010, the amount owing under this facility amounted to $38,417.

(ii)	TGF debentures

A debenture purchase agreement with a number of private parties providing for the issuance of up to $40,000 aggregate principal amount of debentures was entered into in 2006. The interest rate is 10.5% per annum, compounded annually. Quarterly principal payments commenced October 1, 2009, in the amount of $1,000 per quarter. The agreement includes certain financial covenants, the more significant of which relate to current ratio, debt to capitalization ratio, debt service coverage, debt to EBITDA and minimum shareholders’ equity. The lender has deferred compliance with the financial covenants until April 1, 2011. On April 5, 2010, TGF entered into an agreement with the holders of the debenture to defer scheduled principal payments owing under the debenture until April 1, 2011. As at December 31, 2010, the amount owing under this debenture agreement amounted to $37,001.

(iii)	TGF term/operating facilities

TGF’s term loan for $10,000 with a third party lender bearing interest at prime plus 1% was due in full on December 31, 2010. This facility was secured by liquid investments on deposit with the lender. As at December 31, 2010, the amount owing under the facility for $10,000 was repaid.

(iv)	TGF has a working capital operating line of $7,000 bearing interest at a rate of prime plus 2%. In addition, total letters of credit issued amounted to $250.

(c)	In conjunction with the acquisition of Universal on July 1, 2009, JEEC also acquired the obligations of the convertible unsecured subordinated debentures (the “JEEC convertible debentures”) issued by Universal in October 2007. The fair value of the convertible debenture was estimated by discounting the remaining contractual payments at the time of acquisition. This discount will be accreted using an effective interest rate of 8%. These instruments have a face value of $90,000 and mature on September 30, 2014, unless converted prior to that date, and bear interest at an annual rate of 6% payable semi-annually on March 31 and September 30 of each year. Each $1,000 principal amount of the JEEC convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 30.22 Exchangeable Shares of JEEC, representing a conversion price of $33.09 per Exchangeable Share as at December 31, 2010. Pursuant to the JEEC convertible debentures, if JEEC fixes a record date for the making of a dividend on the JEEC Exchangeable Shares, the conversion price shall be adjusted in accordance therewith. During the nine months ended December 31, 2010, interest expense amounted to $5,009.

On and after October 1, 2010, but prior to September 30, 2012, the JEEC convertible debentures are redeemable, in whole or in part, at a price equal to the principal amount thereof, plus accrued and unpaid interest, at the Fund’s sole option on not more than 60 days’ and not less than 30 days’ prior notice, provided that the current market price on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after September 30, 2012, but prior to the maturity date, the JEEC convertible debentures are redeemable, in whole or in part, at a

12.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

7.	LONG-TERM DEBT AND FINANCING (cont’d)

price equal to the principal amount thereof, plus accrued and unpaid interest, at the Fund’s sole option on not more than 60 days’ and not less than 30 days’ prior notice. On January 1, 2011, as part of the Conversion, JEEC amalgamated with and continued as JEGI. JEGI assumed all of the obligations under the JEEC convertible debentures.

(d)	On January 18, 2010, NEC entered into a long-term financing agreement for the funding of new and existing rental water heater contracts in the Enbridge gas distribution territory. On July 16, 2010, NEC expanded this facility to cover the Union Gas territory. Pursuant to the agreement, NEC receives financing of an amount equal to the present value of the first five years of monthly rental income, discounted at the agreed upon financing rate of 7.99% and, as settlement, it is required to remit an amount equivalent to the rental stream from customers on the water heater contracts for the first five years. As security for performance of the obligation, NEC has pledged the water heaters, subject to the financed rental agreement, as collateral.

The financing agreement is subject to a holdback provision, whereby 3% in the Enbridge territory and 5% in the Union Gas territory of the outstanding balance of the funded amount is deducted and deposited into a reserve account in the event of default. Once all obligations of NEC are satisfied or expired, the remaining funds in the reserve account will immediately be released to NEC.

NEC has $89,802 owing under this agreement, including $3,192 relating to the holdback provision as at December 31, 2010. NEC is required to meet a number of covenants under the agreement. As at December 31, 2010, all of these covenants have been met.

(e)	In order to fund the acquisition of Hudson, on May 5, 2010, Just Energy entered into an agreement with a syndicate of underwriters for $330 million of convertible extendible unsecured subordinated debentures (the “JEIF convertible debentures”). The JEIF convertible debentures bear interest at a rate of 6.0% per annum payable semi-annually in arrears on June 30 and December 31, with a maturity date of June 30, 2017. Each $1,000 principal amount of the JEIF convertible debentures is convertible at any time prior to maturity or on the date fixed for redemption, at the option of the holder, into approximately 55.6 units of the Fund, representing a conversion price of $18 per unit.During the nine months ended December 31, 2010, interest expense amounted to $16,379.

The JEIF convertible debentures are not redeemable prior to June 30, 2013, except under certain conditions after a change of control has occurred. On or after June 30, 2013, but prior to June 30, 2015, the JEIF convertible debentures may be redeemed by the Fund, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest, provided that the current market price (as defined herein) on the date on which notice of redemption is given is not less than 125% of the conversion price. On and after June 30, 2015, and prior to maturity, the JEIF convertible debentures may be redeemed by the Fund, in whole or in part, at a redemption price equal to the principal amount thereof, plus accrued and unpaid interest.

The Fund may, at its own option, on not more than 60 days’ and not less than 40 days’ prior notice, subject to applicable regulatory approval and provided that no event of default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the JEIF convertible debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradable units determined by dividing the principal amount of the JEIF convertible debentures being repaid by 95% of the current market price on the date of redemption or maturity, as applicable.

13.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

The conversion feature of the JEIF convertible debentures has been accounted for as a separate component of

7.	LONG-TERM DEBT AND FINANCING (cont’d)

Unitholders’ deficiency in the amount of $33,914. The remainder of the net proceeds of the JEIF convertible debentures has been recorded as long-term debt, which will be accreted up to the face value of $330,000 over the term of the JEIF convertible debentures using an effective interest rate of 8.8%. If the JEIF convertible debentures are converted into common shares, the value of the conversion will be reclassified to share capital along with the principal amount converted. On January 1, 2011, as part of the Conversion, JEGI assumed all of the obligations under the JEIF convertible debentures.

8.	INCOME TAXES

The Fund recorded a current income tax provision of $4.5 million for the third quarter of fiscal 2011 versus $2.3 million of a tax provision in the same period last year. A tax provision of $0.3 million has been recorded for the nine-month period of fiscal 2011 versus a provision of $8.3 million for the same period in fiscal 2010.

	For the three months ended December 31, fiscal 2011	For the three months ended December 31, fiscal 2010	For the nine months ended December 31, fiscal 2011	For the nine months ended December 31, fiscal 2010
Current income tax provision	$4,469	$2,269	$292	$8,335
Amount credited to Unitholders’ equity	326	886	1,305	1,963
Future tax expense (recovery)	31,106	(20,165)	7,134	8,781

(Recovery of) provision for income taxes	$35,901	$(17,010)	$8,731	$19,079

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME

For the nine months ended December 31, 2010

	Foreign
	currency
	translation	Cash flow
	adjustment	hedges	Total
Balance, beginning of period	$28,584	$193,385	$221,969
Unrealized foreign currency translation adjustment	5,136	—	5,136
Amortization of deferred unrealized gain on discontinued hedges after July 1, 2008, net of income taxes of $ 15,860	—	(77,145)	(77,145)

	$33,720	$116,240	$149,960

For the nine months ended December 31, 2009

	Foreign
	currency
	translation	Cash flow
	adjustment	hedges	Total
Balance, beginning of period	$1,958	$362,608	$364,566
Unrealized foreign currency translation adjustment	24,845	—	24,845
Amortization of deferred unrealized gain on discontinued hedges after July 1, 2008, net of income taxes of $ 25,511	—	(133,012)	(133,012)

	$26,803	$229,596	$256,399

14.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

10.	UNITHOLDERS’ CAPITAL

(a)	Trust units of the Fund

An unlimited number of units may be issued. Each unit is transferable, voting and represents an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts, and in the net assets of the Fund in the event of termination or winding-up of the Fund.

The Fund intends to make distributions to its Unitholders based on the cash receipts of the Fund, excluding proceeds from the issuance of additional Fund units, adjusted for costs and expenses of the Fund, amounts which may be paid by the Fund in connection with any cash redemptions or repurchases of units and any other amount that the Board of Directors considers necessary to provide for the payment of any costs which have been or will be incurred in the activities and operations of the Fund. The Fund’s intention is for Unitholders of record on the 15th day of each month to receive distributions at the end of the month, excluding any Special Distributions.

Effective January 1, 2011, the trust units of the Fund were exchanged on a one-for-one basis for common shares of JEGI.

Class A preference shares of Just Energy Corp.

The terms of the unlimited Class A preference shares of Just Energy Corp. (“JEC”) are non-voting, non-cumulative and exchangeable into trust units/shares in accordance with the JEC shareholders’ agreement as restated and amended, with no priority on dissolution. Pursuant to the amended and restated Declaration of Trust which governs the Fund, the holder of Class A preference shares is entitled to vote in all votes of Unitholders as if she was the holder of the number of units that she would receive if she exercised her shareholder exchange rights. Class A preference shareholders have equal entitlement to distributions/dividends from the Fund as Unitholders.

Effective January 1, 2011, the Class A preference shares were exchanged on a one-for-one basis for shares of JEGI.

Exchangeable Shares of JEEC

On July 1, 2009, Just Energy completed the acquisition of all the outstanding common shares of Universal pursuant to the Arrangement. Under the Arrangement, Universal shareholders received 0.58 of an Exchangeable Share of JEEC for each Universal common share held. In aggregate, 21,271,804 Exchangeable Shares were issued pursuant to the Arrangement. Each Exchangeable Share was exchangeable for a trust unit on a one-for-one basis at any time at the option of the holder, and entitled the holder to a monthly dividend equal to 66 2/3% of the monthly distribution paid by Just Energy on a trust unit.

As of December 31, 2010, JEEC owned 66 2/3% of the issued and outstanding shares in the capital of TGF (Canada). Pursuant to the terms of a unanimous shareholders’ agreement in respect of TGF, if all of the assets and the undertaking of TGF in connection with its Belle Plaine facility are not sold by November 30, 2010, the other shareholder of TGF may elect on such date to require JEEC to purchase such shareholder’s TGF shares (the “Put Shares”). The purchase price for the Put Shares shall be paid by the issuance of that number of Exchangeable Shares equal to the quotient of (i) $10 million, less the cumulative amount of all dividends and other distributions paid in cash to the shareholder on the Put Shares from April 15, 2009 to the closing date of such sale; and (ii) the volume weighted average trading price of the JEEC Exchangeable Shares on the TSX for the month of December 2010.

The minority shareholder exercised its right on the Put Shares on November 17, 2010 and JEGI issued 689,940 common shares on January 4, 2011 in exchange for the remaining 1/3 ownership of TGF.

15.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

10.	UNITHOLDERS’ CAPITAL (cont’d)

	2010		2009
Issued and outstanding	Units/Shares		Units/Shares
Trust units

Balance, beginning of period	124,325,307	$593,075	106,138,523	$385,294

Unit based awards exercised/exchanged	38,989	462	39,482	555

Deferred unit grants exchanged	—	—	1,712	19

Distribution reinvestment plan	1,324,834	17,935	1,073,105	13,449

Exchanged from Exchangeable Shares	894,018	10,085	15,902,969	179,385

Balance, end of period	126,583,148	621,557	123,155,791	578,702

Class A preference shares

Balance, unchanged during period	5,263,728	13,160	5,263,728	13,160

Exchangeable Shares

Balance, beginning of period	4,688,172	52,883	—	—

Exchangeable Shares issued	—	—	21,271,804	239,946

Exchanged into units	(894,018)	(10,085)	(15,902,969)	(179,385)

Balance, end of period	3,794,154	42,798	5,368,835	60,561

Unitholders’ capital, end of period	135,641,030	$677,515	133,788,354	$652,423

Distribution reinvestment plan

Under the Fund’s distribution reinvestment plan (“DRIP”), Unitholders holding a minimum of 100 units can elect to receive their distributions in units rather than cash at a 2% discount to the simple average closing price of the units for five trading days preceding the applicable distribution payment date, providing the units are issued from treasury and not purchased on the open market.

Units issued

During the nine months ended December 31, 2010, the Fund issued 894,018 units relating to the exchange of Exchangeable Shares of JEEC. During the prior comparable period, the Fund issued 15,902,969 units relating to the exchange of Exchangeable Shares. The Exchangeable Shares were issued pursuant to Just Energy’s acquisition of UEG.

16.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

10.	UNITHOLDERS’ CAPITAL (cont’d)

(b)	Contributed surplus

Amounts credited to contributed surplus include unit based compensation awards, unit appreciation rights and deferred unit grants. Amounts charged to contributed surplus are awards exercised during the period.

Contributed Surplus	2010	2009
Balance, beginning of period	$18,832	$14,671
Add: unit based compensation awards	3,925	2,626
non-cash deferred unit grant distributions	87	64
Less: unit based awards exercised	(462)	(574)

Balance, end of period	$22,382	$16,787

Total amounts credited to Unitholders’ capital in respect of unit options and deferred unit grants exercised or exchanged during the nine months ended December 31, 2010, amounted to $462 (2009 – $574).

11.	FINANCIAL INSTRUMENTS

(a)	Fair value

The Fund has a variety of gas and electricity supply contracts that are captured under Section 3855, Financial Instruments – Measurement and Recognition. Fair value is the estimated amount that Just Energy would pay or receive to dispose of these supply contracts in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. Management has estimated the value of electricity, unforced capacity, heat rates, heat rate options, renewable and gas swap and forward contracts using a discounted cash flow method which employs market forward curves that are either directly sourced from third parties or are developed internally based on third party market data. These curves can be volatile thus leading to volatility in the mark to market with no impact to cash flows. Gas options have been valued using the Black option value model using the applicable market forward curves and the implied volatility from other market traded gas options.

Effective July 1, 2008, the Fund ceased the utilization of hedge accounting. Accordingly, all the mark to market changes on the Fund’s derivative instruments are recorded on a single line on the consolidated statements of operations. Due to the commodity volatility and size of the Fund, the quarterly swings in mark to market on these positions will increase the volatility in the Fund’s earnings.

The following tables illustrate (gains)/losses related to the Fund’s derivative financial instruments classified as held-for-trading recorded against other assets and other liabilities with their offsetting values recorded in change in fair value derivative instruments for the three months ended December 31, 2010:

17.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

	Change in Fair Value of Derivative Instruments
	For the three	For the three	For the three	For the three
	months ended	months ended	months ended	months ended
	December 31,	December 31,	December 31,	December 31,
	2010	2010 (USD)	2009	2009 (USD)
Canada
Fixed-for-floating electricity swaps (i)	$(51,906)	n/a	$(55,615)	n/a
Renewable energy certificates (ii)	843	n/a	1,362	n/a
Verified emission-reduction credits (iii)	(300)	n/a	(9)	n/a
Options (iv)	309	n/a	(634)	n/a
Physical gas forward contracts (v)	(64,420)	n/a	(214)	n/a
Transportation forward contracts (vi)	(4,830)	n/a	13,191	n/a
Fixed financial swaps (vii)	2,141	n/a	—	n/a

United States
Fixed-for-floating electricity swaps (viii)	(34,041)	(33,606)	185	176
Physical electricity forwards (ix)	(43,417)	(42,868)	4,061	3,852
Unforced capacity forward contracts (x)	624	616	733	695
Unforced capacity physical contracts (xi)	1,306	1,289	(327)	(311)
Renewable energy certificates (xii)	(1,054)	(1,041)	(655)	(621)
Verified emission-reduction credits (xiii)	(408)	(402)	189	179
Options (xiv)	433	427	388	368
Physical gas forward contracts (xv)	(83,841)	(82,781)	(120)	(114)
Transportation forward contracts (xvi)	(403)	(398)	929	881
Heat rate swaps (xvii)	(5,031)	(4,968)	(2,344)	(2,223)
Fixed financial swaps (xviii)	40,947	40,430	8,732	8,282
Foreign exchange forward contracts (xix)	(756)	n/a	824	n/a
Weather index derivatives	—	—	—	—
Amortization of deferred unrealized gains on discontinued hedges	(30,648)	n/a	(51,174)	n/a
Amortization of derivative financial instruments related to acquisitions	37,881	n/a	29,645	n/a

Change in Fair Value of Derivative Instruments	$(236,571)		$(50,853)

18.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

The following tables illustrate (gains)/losses related to the Fund’s derivative financial instruments classified as held-for-trading recorded against other assets and other liabilities with their offsetting values recorded in change in fair value derivative instruments for the nine months ended December 31, 2010:

	Change In Fair Value of Derivative Instruments
	For the nine	For the nine	For the nine	For the nine
	months ended	months ended	months ended	months ended
	December 31,	December 31,	December 31,	December 31,
	2010	2010 (USD)	2009	2009 (USD)
Canada
Fixed-for-floating electricity swaps (i)	$(186,142)	n/a	$(41,462)	n/a
Renewable energy certificates (ii)	989	n/a	(477)	n/a
Verified emission-reduction credits (iii)	889	n/a	(9)	n/a
Options (iv)	(545)	n/a	326	n/a
Physical gas forward contracts (v)	(86,575)	n/a	(54,327)	n/a
Transportation forward contracts (vi)	(16,747)	n/a	20,680	n/a
Fixed financial swaps (vii)	2,141	n/a	—	n/a
United States
Fixed-for-floating electricity swaps (viii)	(34,113)	(33,861)	(10,987)	(10,021)
Physical electricity forwards (ix)	(37,218)	(37,035)	(29,093)	(25,983)
Unforced capacity forward contracts (x)	993	973	(458)	(309)
Unforced capacity physical contracts (xi)	2,204	2,161	(26)	(32)
Renewable energy certificates (xii)	785	736	731	645
Verified emission-reduction credits (xiii)	(74)	(82)	405	371
Options (xiv)	(496)	(468)	2,653	2,414
Physical gas forward contracts (xv)	(103,160)	(101,702)	(70,434)	(64,148)
Transportation forward contracts (xvi)	(195)	(199)	223	231
Heat rate swaps (xvii)	2,490	2,303	(3,882)	(3,591)
Fixed financial swaps (xviii)	66,688	65,131	5,393	5,209
Foreign exchange forward contracts (xix)	(1,003)	n/a	2,494	n/a
Weather index derivatives	—	—	—	—
Amortization of deferred unrealized gains on discontinued hedges	(93,005)	n/a	(158,523)	n/a
Amortization of derivative financial instruments related to acquisitions	112,401	n/a	59,525	n/a

Change In Fair Value of Derivative Instruments	$(369,693)		$(277,248)

19.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the financial statements as at December 31, 2010:

	Other assets	Other assets	Other liabilities	Other liabilities
	(current)	(long term)	(current)	(long term)
Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$161,582	$109,758
Renewable energy certificates (ii)	193	195	156	418
Verified emission-reduction credits (iii)	—	—	295	584
Options (iv)	1,000	718	—	—
Physical gas forward contracts (v)	—	—	190,365	163,293
Transportation forward contracts (vi)	—	917	934	2,735
Fixed financial swaps (vii)	—	66	2,207	—
United States
Fixed-for-floating electricity swaps (viii)	97	111	34,231	32,952
Physical electricity forwards (ix)	—	336	62,510	42,326
Unforced capacity forward contracts (x)	1	18	688	132
Unforced capacity physical contracts (xi)	5	—	1,541	1,154
Renewable energy certificates (xii)	45	50	1,054	1,366
Verified emission-reduction credits (xiii)	121	—	243	399
Options (xiv)	—	—	792	530
Physical gas forward contracts (xv)	—	—	40,627	27,963
Transportation forward contracts (xvi)	—	—	1,500	1,756
Heat rate swaps (xvii)	524	1,587	13	—
Fixed financial swaps (xviii)	57	45	60,782	47,505
Foreign exchange forward contracts (xix)	1,280	—	—	—
Weather index derivatives	—	—	—	—

As at December 31, 2010	$3,323	$4,043	$559,520	$432,871

20.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

The following table summarizes certain aspects of the financial assets and liabilities recorded in the financial statements as at March 31, 2010:

	Other assets	Other assets	Other liabilities	Other liabilities
	(current)	(long term)	(current)	(long term)
Canada
Fixed-for-floating electricity swaps (i)	$—	$—	$244,563	$212,920
Renewable energy certificates (ii)	350	621	30	139
Verified emission-reduction credits (iii)	2	7	—	—
Options (iv)	757	416	—	—
Physical gas forward contracts (v)	—	—	237,145	203,088
Transportation forward contracts (vi)	—	—	11,060	8,439
Fixed financial swaps (vii)	—	—	—	—
United States
Fixed-for-floating electricity swaps (viii)	—	—	31,291	30,464
Physical electricity forwards (ix)	—	—	38,015	39,035
Unforced capacity forward contracts (x)	523	102	445	9
Unforced capacity physical contracts (xi)	33	146	731	—
Renewable energy certificates (xii)	107	130	918	945
Verified emission-reduction credits (xiii)	—	—	167	447
Options (xiv)	—	—	912	915
Physical gas forward contracts (xv)	—	—	96,938	75,142
Transportation forward contracts (xvi)	—	—	1,265	2,262
Heat rate swaps (xvii)	654	3,605	—	—
Fixed financial swaps (xviii)	—	—	21,720	16,767
Foreign exchange forward contracts (xix)	277	—	—	—
Weather index derivatives	—	—	—	—

As at March 31, 2010	$2,703	$5,027	$685,200	$590,572

21.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

The following table summarizes financial instruments classified as held-for-trading as at December 31, 2010 to which the Fund has committed.

Contract type		Notional volume	Total remaining volume	Maturity date	Fixed price	Fair value favourable/ (unfavourable)	Notional value

	Canada
(i)	Fixed-for-floating electricity swaps *	0.0001-85 MWh	10,526,032 MWh	January 01, 2011 - March 01, 2017	$28.75-$ 128.13	($271,340)	$696,184
(ii)	Renewable energy certificates	10-90,000 MWh	1,106,558 MWh	December 31, 2011 - December 31, 2015	$3.00-$ 26.00	($186)	$7,149
(iii)	Verified emission reduction credits	2,000-55,000 Tonnes	511,000 Tonnes	December 31, 2011 - December 31, 2014	$6.00-$ 11.50	($879)	$4,796
(iv)	Options	46-40,500 GJ/month	3,949,492 GJ	January 31, 2011 - February 28, 2014	$6.35-$ 12.40	$1,718	$7,376
(v)	Physical gas forward contracts	5-14,337 GJ/day	121,040,730 GJ	January 31, 2011 - March 31, 2016	$3.35-$ 10.00	($353,658)	$879,576
(vi)	Transportation forward contracts	74-27,274 GJ/day	59,062,616 GJ	January 31, 2011 - May 31, 2015	$0.01-$ 1.57	($2,752)	$39,741
(vii)	Fixed financial swaps	500 GJ/day	300,000 GJ	January 31, 2011 - October 31, 2015	$4.51-$ 8.79	($2,141)	$9,845
	United States
(viii)	Fixed-for-floating electricity swaps *	0.10-74 MWh	7,769,132 MWh	January 01, 2011 - November 30, 2015	$24.17-$ 136.01 (US $24.30-$ 136.75)	($66,975) (US($ 67,339))	$433,076 (US$ 435,427)
(ix)	Physical electricity forwards	1-35 MWh	8,179,817 MWh	January 31, 2011 - May 31, 2016	$23.12-$ 109.65 (US $23.25-$ 110.25)	($104,500) (US($ 105,067))	$449,197 (US$ 451,636)
(x)	Unforced capacity forward contracts	5-30 MWCap	721 MWCap	January 31, 2011 - November 30, 2012	$945-$ 7,957 (US $950- $ 8,000)	($801) ((US$805))	$3,591 (US $ 3,610)
(xi)	Unforced capacity physical contracts	2-50 MWCap	2,656 MWCap	January 31, 2011 - May 31, 2014	$398-$ 8,703 (US $400- $ 8,750)	($2,690) ((US$ 2,705))	$12,732 (US $ 12,801)
(xii)	Renewable energy certificates	5,000-160,000 MWh	2,089,400 MWh	December 31, 2011 - December 31, 2015	$2.69-$ 22.38 (US $2.70- $ 22.50)	($2,325) (US($ 2,338))	$12,413 (US $ 12,480)
(xiii)	Verified emission- reduction credits	10,000-50,000 Tonnes	540,000 Tonnes	December 31, 2011 - December 31, 2016	$4.48-$ 8.70 (US $4.50- $ 8.75)	($521) (US$ (524))	$3,901 (US $ 3,922)
(xiv)	Options	5-120,000 mmBTU/month	4,175,350 mmBTU	January 31, 2011 - December 31, 2014	$7.71-$ 13.73 (US $7.75- $ 13.80)	($1,322) (US($ 1,329))	$4,961 (US $ 4,988)
(xv)	Physical gas forward contracts	5-4,300 mmBTU/day	20,750,374 mmBTU	January 03, 2011 - July 31, 2014	$3.73-$ 11.82 (US $3.75- $ 11.88)	($68,590) (US($ 68,962))	$172,484 (US$ 173,420)
(xvi)	Transportation forward contracts	1-22,039 mmBTU/day	35,789,525 mmBTU	January 01, 2011 - August 31, 2015	$0.0025- $ 4.73 (US$0.0025-$ 4.7600)	($3,256) (US($ 3,274))	($75,191) (US $ 75,599)
(xvii)	Heat rate swaps	1-30 MWh	3,977,782 MWh	January 31, 2011 - September 30, 2015	$19.39-$ 75.32 (US $19.50- $ 75.73)	$2,098 (US$ 2,109)	$167,307 (US$ 168,215)
(xviii)	Fixed financial swaps	930-320,000 mmBTU/month	68,468,889 mmBTU	January 31, 2011 - May 31, 2017	$3.90-$ 9.35 (US $3.92- $ 9.40)	($108,185) (US($108,772))	$443,052 (US$ 445,457)
(xix)	Foreign exchange forward contracts	($348-$ 6,501) (US $342-$6,100)	n/a	January 04, 2011 - October 03, 2011	$ 1.0161-$ 1.0657	$1,280	$29,866 (US $ 28,642)

*	The electricity fixed-for-floating contracts related to the Province of Alberta are predominantly load-following and some contracts in Ontario are also load-following, wherein the quantity of electricity contained in the supply contract “follows” the usage of customers designated by the supply contract. Notional volumes associated with these contracts are estimates and subject to change with customer usage requirements. There are also load shaped fixed-for-floating contracts in these and the rest of Just Energy’s electricity markets, wherein the quantity of electricity is established but varies throughout the term of the contracts.

22.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

Weather index derivatives

Just Energy has entered into Heating Degree Days (“HDD”) Collar contracts at major weather stations closest to Just Energy’s customer base to mitigate gross margin exposure to weather related volume variance. Just Energy reviews the customer margin relationship to weather in combination with current commodity price levels and, as required, enters an HDD Collar contract by purchasing an HDD put option and simultaneously writing an HDD call option. The contract settlement is expected to offset increases or decreases in margin from consumption variance as well as gains or losses from balancing excess or short supply.

The following table summarizes the weather derivative financial instruments classified as held-for-trading as at December 31, 2010 to which the Fund has committed.

Station	Notional Amount (per Weather Index Unit)	Call Strike (Weather Index Units)	Put Strike (Weather Index Units)	Maximum Payout (‘000)
New York—LaGuardia Airport	($6,962) (US$ 7,000)	2,987	2,687	($3,978) (US$ 4,000)
Chicago—O’Hare Airport	($9,946) (US$ 10,000)	3,771	3,471	($4,973) (US$ 5,000)
Toronto—Pearson Airport	($44,757) (US$45,000)	2,225	2,065	($12,930) (US$ 13,000)

The estimated amortization of deferred gains and losses reported in accumulated other comprehensive income (“AOCI”) that is expected to be amortized to net income within the next 12 months is a gain of $81,694.

These derivative financial instruments create a credit risk for Just Energy since they have been transacted with a limited number of counterparties. Should any counterparty be unable to fulfill its obligations under the contracts, Just Energy may not be able to realize the other asset balance recognized in the consolidated financial statements.

Fair value (“FV”) hierarchy

Level 1

The fair value measurements are classified as Level 1 in the FV Hierarchy if the fair value is determined using quoted, unadjusted market prices. Just Energy values its cash, restricted cash, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, unit distributions payable, and long-term debt under Level 1.

Level 2

Fair value measurements that require inputs other than quoted prices in Level 1, either directly or indirectly are classified as Level 2 in the FV hierarchy. This could include the use of statistical techniques to derive the FV curve from observable market prices. However, in order to be classified under Level 2, inputs must be substantially observable in the market. Just Energy values its New York Mercantile Exchange (“NYMEX”) financial gas fixed-for-floating swaps under Level 2.

23.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

Level 3

Fair value measurements which require unobservable market data or use statistical techniques to derive forward curves from observable market data and unobservable inputs are classified as Level 3 in the FV hierarchy. For the electricity supply contracts, Just Energy uses quoted market prices as per available market forward data and applies a price-shaping profile to calculate the monthly prices from annual strips and hourly prices from block strips for the purposes of mark to market calculations. The profile is based on historical settlements with counterparties or with the system operator and is considered an unobservable input for the purposes of establishing the level in the hierarchy. For the natural gas supply contracts, Just Energy uses three different market observable curves: i) Commodity (predominately NYMEX); ii) Basis and iii) Foreign exchange. NYMEX curves extend for over five years (thereby covering the length of Just Energy’s contracts); however, most basis curves only extend 12 to15 months into the future. In order to calculate basis curves for the remaining years, Just Energy uses extrapolation, which leads to natural gas supply contracts to be classified under Level 3.

Fair value measurement input sensitivity

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. Just Energy provides a sensitivity analysis of these forward curves under the commodity price risk section of this note. Other inputs, including volatility and correlations, are driven off historical settlements.

The following table illustrates the classification of financial assets/(liabilities) in the FV hierarchy as at December 31, 2010:

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Financial assets
Trading assets	$64,476	$—	$—	$64,476
Loans and receivable	433,358	—	—	433,358
Derivative financial assets	—	168	7,198	7,366
Financial liabilities
Derivative financial liabilities	—	(110,494)	(881,897)	(992,391)
Other financial liabilities	(924,319)	—	—	(924,319)

Total net derivative liabilities	$(426,485)	$(110,326)	$(874,699)	$(1,411,510)

The following table illustrates the changes in net fair value of financial assets/(liabilities) classified as Level 3 in the FV hierarchy for the nine months ended December 31, 2010:

December 31, 2010
Opening balance, April 01, 2010	$(1,229,555)
Total gain/(losses)—Net Income	31,381
Purchases	(252,640)
Sales	4,356
Settlements	571,759
Transfer out of Level 3	—

Closing Balance, December 31, 2010	$(874,699)

24.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

(b)	Classification of financial assets and liabilities

The following table represents the fair values and carrying amounts of financial assets and liabilities measured at amortized cost.

As at December 31, 2010	Carrying amount	Fair value
Cash and restricted cash	$64,476	$64,476
Accounts receivable	$429,406	$429,406
Long-term receivable	$3,952	$3,952
Other assets	$7,366	$7,366
Bank indebtedness, accounts payable and accrued liabilities, and unit distributions payable	$317,147	$317,147
Long-term debt	$607,172	$658,566
Other liabilities	$992,391	$992,391

	For the three	For the three
	months ended	months ended
	Dec. 31, 2010	Dec. 31, 2009
Interest expense on financial liabilities not held-for-trading	$15,081	$5,143

	For the nine	For the nine
	months ended	months ended
	Dec. 31, 2010	Dec. 31, 2009
Interest expense on financial liabilities not held-for-trading	$36,857	$10,569

The carrying value of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities, and unit distributions payable approximates their fair value due to their short-term liquidity.

The carrying value of long-term debt approximates its fair value as the interest payable on outstanding amounts is at rates that vary with Bankers’ Acceptances, LIBOR, Canadian bank prime rate or U.S. prime rate, with the exception of the JEIF and JEEC convertible debentures, which are fair valued, based on market value.

(c)	Management of risks arising from financial instruments

The risks associated with the Fund’s financial instruments are as follows:

(i)	Market risk

Market risk is the potential loss that may be incurred as a result of changes in the market or fair value of a particular instrument or commodity. Components of market risk to which the Fund is exposed are discussed below.

Foreign currency risk

Foreign currency risk is created by fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure as a result of investment in U.S. operations.

25.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

(c)	Management of risks arising from financial instruments (cont’d)

A portion of Just Energy’s income is generated in U.S. dollars and is subject to currency fluctuations. The performance of the Canadian dollar relative to the U.S. dollar could positively or negatively affect Just Energy’s income. Due to its growing operations in the U.S. and its recent acquisition of Hudson, Just Energy expects to have a greater exposure to U.S. fluctuations in the future than in prior years. Just Energy has hedged between 25% to 90% of certain forecasted cross border cash flows that are expected to occur within the next year. The level of hedging is dependent on the source of the cash flow and the time remaining until the cash repatriation occurs.

The Fund may, from time to time, experience losses resulting from fluctuations in the values of its foreign currency transactions, which could adversely affect its operating results.

With respect to translation exposure, as at December 31, 2010, if the Canadian dollar had been 5% stronger or weaker against the U.S. dollar, assuming that all the other variables had remained constant, net income for the nine months ended December 31, 2010, would have been $943 higher/lower and other comprehensive income would have been $3,048 lower/higher.

Interest rate risk

Just Energy is also exposed to interest rate fluctuations associated with its floating rate credit facility. Just Energy’s current exposure to interest rates does not economically warrant the use of derivative instruments. The Fund’s exposure to interest rate risk is relatively immaterial and temporary in nature. The Fund does not currently believe that this long-term debt exposes it to material financial risks but has set out parameters to actively manage this risk within its Risk Management Policy.

A 1% increase (decrease) in interest rates would have resulted in a decrease (increase) in income before income taxes for the three months ended December 31, 2010, of approximately $258.

Commodity price risk

Just Energy is exposed to market risks associated with commodity prices and market volatility where estimated customer requirements do not match actual customer requirements. Management actively monitors these positions on a daily basis in accordance with its Risk Management Policy. This policy sets out a variety of limits, most importantly thresholds for open positions in the gas and electricity portfolios, which also feed a Value at Risk limit; should any of the limits be exceeded, they are closed expeditiously or express approval to continue to hold is obtained. Just Energy’s exposure to market risk is affected by a number of factors, including accuracy of estimation of customer commodity requirements, commodity prices, volatility and liquidity of markets. Just Energy enters into derivative instruments in order to manage exposures to changes in commodity prices. The derivative instruments that are used are designed to fix the price of supply for estimated customer commodity demand and thereby fix margins such that Unitholder distributions can be appropriately established. Derivative instruments are generally transacted over-the-counter. The inability or failure of Just Energy to manage and monitor the above market risks could have a material adverse effect on the operations and cash flow of Just Energy.

Commodity price sensitivity – all derivative financial instruments

As at December 31, 2010, if the energy prices including natural gas, electricity, verified emission-reduction credits, and renewable energy certificates had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the quarter ended December 31, 2010, would have increased (decreased) by $199,810 ($199,307) primarily as a result of the change in the fair value of the Fund’s derivative instruments.

Commodity price sensitivity – Level 3 derivative financial instruments

As at December 31, 2010, if the energy prices including natural gas, electricity, verified emission-reduction credits, and

26.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

(c)	Management of risks arising from financial instruments (cont’d)

renewable energy certificates, had risen (fallen) by 10%, assuming that all the other variables had remained constant, income before taxes for the quarter ended December 31, 2010, would have increased (decreased) by $175,414 ($ 174,994) primarily as a result of the change in the fair value of the Fund’s derivative instruments.

(ii)	Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. Just Energy is exposed to credit risk in two specific areas: customer credit risk and counterparty credit risk.

Customer credit risk

In Alberta, Texas, Illinois, Pennsylvania, California, Maryland, New York and New Jersey, Just Energy has customer credit risk, and therefore, credit review processes have been implemented to perform credit evaluations of customers and manage customer default. If a significant number of customers were to default on their payments, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all the above markets.

As at December 31, 2010, accounts receivable from the above markets with a carrying value of $17,982 (March 31, 2010—$20,239) were past due but not doubtful. As at December 31, 2010, the aging of the accounts receivable from the above markets was as follows:

Current	$64,670
1 – 30 days	11,522
31 – 60 days	3,814
61 – 90 days	2,646
Over 90 days	12,209

$94,861

For the nine months ended December 31, 2010, changes in the allowance for doubtful accounts were as follows:

Balance, beginning of period	$23,110
Provision for doubtful accounts	18,901
Bad debts written off	(16,629)
Others	(559)

Balance, end of period	$24,823

For the remaining markets, the local distribution companies (“LDCs”) provide collection services and assume the risk of any bad debts owing from Just Energy’s customers for a fee. Management believes that the risk of the LDCs failing to deliver payment to Just Energy is minimal. There is no assurance that the LDCs that provide these services will continue to do so in the future.

Counterparty credit risk

Counterparty credit risk represents the loss that Just Energy would incur if a counterparty fails to perform under its contractual obligations. This risk would manifest itself in Just Energy, replacing contracted supply at prevailing market rates, thus impacting the related customer margin. Counterparty limits are established within the Risk Management Policy. Any exceptions to these limits require approval from the Board of Directors of JEC. The Risk Office and Risk Committee monitor current and potential credit exposure to individual counterparties and also monitor overall aggregate counterparty exposure. However, the failure of a counterparty to meet its contractual obligations could have a material adverse effect on the operations and cash flows of Just Energy.

27.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

11.	FINANCIAL INSTRUMENTS (cont’d)

(c)	Management of risks arising from financial instruments (cont’d)

As at December 31, 2010, the maximum counterparty credit risk exposure amounted to $102,227, representing the risk relating to its derivative financial assets and accounts receivable.

(iii)	Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. The Fund manages this risk by monitoring detailed weekly cash flow forecasts covering a rolling six-week period, monthly cash forecasts for the next 12 months, and quarterly forecasts for the following two-year period to ensure adequate and efficient use of cash resources and credit facilities.

The following are the contractual maturities, excluding interest payments, reflecting undiscounted disbursements of the Fund’s financial liabilities as at December 31, 2010.

	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Accounts payable and accrued liabilities and unit distribution payable	$314,457	$314,457	$314,457	$—	$—	$—
Bank indebtedness	2,690	2,690	2,690	—	—	—
Long-term debt *	607,172	657,667	131,734	74,318	119,345	332,270
Derivative instruments	992,391	3,422,563	485,517	2,274,757	624,974	37,315

	$1,916,710	$4,397,377	$934,398	$2,349,075	$744,319	$369,585

*	Included in long-term debt is $330,000 and $90,000 relating to convertible debentures, which may be settled through the issuance of shares at the option of the holder.

In addition to the amounts noted above, at December 31, 2010, net interest payments over the life of the long-term debt and bank credit facility are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Interest payments	$37,765	$63,909	$49,405	$31,524

(iv)	Supplier risk

Just Energy purchases the majority of the gas and electricity delivered to its customers through long-term contracts entered into with various suppliers. Just Energy has an exposure to supplier risk as the ability to continue to deliver gas and electricity to its customers is reliant upon the ongoing operations of these suppliers and their ability to fulfill their contractual obligations. Just Energy has discounted the fair value of its financial assets by $1,506 to accommodate for its counterparties’ risk of default.

28.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

12.	INCOME PER UNIT

	For the three months ended Dec. 31, 2010	For the three months ended Dec. 31, 2009	For the nine months ended Dec. 31, 2010	For the nine months ended Dec. 31, 2009
Basic income per unit
Net income available to Unitholders	$217,407	$97,390	$338,236	$310,707

Weighted average number of units outstanding	126,364,236	122,562,398	125,550,897	115,735,191
Weighted average number of Class A preference shares	5,263,728	5,263,728	5,263,728	5,263,728
Weighted average number of Exchangeable Shares	3,697,919	5,678,633	4,070,665	8,779,040

Basic units and shares outstanding	135,325,883	133,504,759	134,885,290	129,777,959

Basic income per unit	$1.61	$0.73	$2.51	$2.39

Diluted income per unit
Net income available to Unitholders	$217,407	$97,390	$338,236	310,707
Adjusted net income for dilutive impact of convertible debentures	7,182	—	15,313	—

Adjusted net income	224,589	97,390	353,549	310,707

Basic units and shares outstanding	135,325,883	133,504,759	134,885,290	129,777,959

Dilutive effect of:
Unit appreciation rights	2,766,925	543,326	2,723,448	1,385,237
Deferred unit grants	96,628	74,204	90,570	68,691
Convertible debentures	23,773,043	—	16,066,667	—

Units outstanding on a diluted basis	161,962,479	134,122,289	153,765,975	131,231,887

Diluted income per unit	$1.39	$0.73	$2.30	$2.37

29.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

13.	REPORTABLE BUSINESS SEGMENTS

Just Energy operates in two reportable geographic segments, Canada and the United States. Reporting by geographic region is in line with Just Energy’s performance measurement parameters. The gas and electricity business segments have operations in both Canada and the United States.

Just Energy evaluates segment performance based on geographic segments and operating segments.

The following tables present Just Energy’s results by geographic segments and operating segments.

For the three months ended December 31, 2010

	Gas and electricity marketing		Ethanol	Home services
	Canada	United States	Canada	Canada	Consolidated
Sales gas	$171,569	$156,675	$—	$—	$328,244
Sales electricity	146,469	236,728	—	—	383,197
Ethanol	—	—	26,879	—	26,879
Home services	—	—	—	5,976	5,976

Sales	$318,038	$393,403	$26,879	$5,976	$744,296

Gross margin	$48,783	$73,138	$5,992	$4,365	$132,278

Amortization of property, plant and equipment	(1,269)	(343)	(299)	(86)	(1,997)
Amortization of intangible assets	(11,447)	(17,809)	—	(398)	(29,654)
Other operating expenses	7,707	(69,037)	(3,110)	(4,244)	(68,684)

Income (loss) before the undernoted	43,774	(14,051)	2,583	(363)	31,943

Interest expense	10,054	1,505	1,789	1,733	15,081
Change in fair value of derivative instruments	(116,103)	(120,468)	—	—	(236,571)
Other income	(213)	(67)	—	153	(127)
Non-controlling interest	—	—	252	—	252
Provision (recovery) of income tax	7,110	29,892	—	(1,101)	35,901

Net income (loss)	$142,926	$75,087	$542	$(1,148)	$217,407

Additions to property, plant and equipment	$1,310	$297	$37	$7,044	$8,688

30.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

13.	REPORTABLE BUSINESS SEGMENTS (cont’d)

For the three months ended December 31, 2009

	Gas and electricity marketing		Ethanol	Home Services
	Canada	United States	Canada	Canada	Consolidated
Sales gas	$207,499	$134,251	$—	$—	$341,750
Sales electricity	171,896	91,263	—	—	263,159
Ethanol	—		19,460	—	19,460
Home Services	—		—	2,597	2,597

Sales	$379,395	$225,514	$19,460	$2,597	$626,966

Gross margin	$61,430	$46,568	$1,731	$2,218	$111,947

Amortization of property, plant and equipment	(1,608)	(53)	(222)	(52)	(1,935)
Amortization of intangible assets	(11,914)	(7,997)	—	(398)	(20,309)
Other operating expenses	(13,120)	(40,605)	(2,440)	(1,480)	(57,645)

Income (loss) before the undernoted	34,788	(2,087)	(931)	288	32,058

Interest expense	3,193	279	1,671	—	5,143
Change in fair value of derivative instruments	(50,926)	73	—	—	(50,853)
Other income	7,248	(8,616)	(73)	—	(1,441)
Non-controlling interest	—	—	(1,171)	—	(1,171)
Provision (recovery) of income tax	(13,485)	(3,155)	—	(370)	(17,010)

Net income (loss)	$88,758	$9,332	$(1,358)	$658	$97,390

Additions to property, plant and equipment	$4,882	$48	$1,263	$4,841	$11,034

31.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

13.	REPORTABLE BUSINESS SEGMENTS (cont’d)

For the nine months ended December 31, 2010

	Gas and electricity marketing		Ethanol	Home services
	Canada	United States	Canada	Canada	Consolidated
Sales gas	$379,144	$285,855	$—	$—	$664,999
Sales electricity	472,677	783,717	—	—	1,256,394
Ethanol	—	—	74,876	—	74,876
Home services	—	—	—	15,589	15,589

Sales	$851,821	$1,069,572	$74,876	$15,589	$2,011,858

Gross margin	$117,879	$172,823	$7,919	$10,983	$309,604

Amortization of property, plant and equipment	(3,822)	(869)	(892)	(226)	(5,809)
Amortization of intangible assets	(34,108)	(53,780)	—	(1,193)	(89,081)
Other operating expenses	(51,284)	(133,242)	(8,364)	(12,510)	(205,400)

Income (loss) before the undernoted	28,665	(15,068)	(1,337)	(2,946)	9,314

Interest expense	25,141	1,754	5,398	4,564	36,857
Change in fair value of derivative instruments	(280,282)	(89,411)	—	—	(369,693)
Other income	(3,349)	113	(41)	447	(2,830)
Non-controlling interest	—	—	(1,987)	—	(1,987)
Provision (recovery) of income tax	(20,493)	31,710	—	(2,486)	8,731

Net income (loss)	$307,648	$40,766	$(4,707)	$(5,471)	$338,236

Additions to property, plant and equipment	$2,567	$1,947	$216	$24,350	$29,080

Total goodwill	$160,253	$60,711	$—	$283	$221,247

Total assets	$699,572	$775,231	$189,393	$96,739	$1,760,935

32.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

13.	REPORTABLE BUSINESS SEGMENTS (cont’d)

For the nine months ended December 31, 2009

	Gas and electricity marketing		Ethanol	Home Services
	Canada	United States	Canada	Canada	Consolidated
Sales gas	$448,832	$222,409	$—	$—	$671,241
Sales electricity	469,844	278,570	—	—	748,414
Ethanol	—	—	35,909	—	35,909
Home Service	—	—	—	5,071	5,071

Sales	$918,676	$500,979	$35,909	$5,071	$1,460,635

Gross margin	$142,020	$109,368	$3,597	$4,533	$259,518

Amortization of property, plant and equipment	(3,966)	(174)	(843)	(673)	(5,656)
Amortization of intangible assets	(24,089)	(16,499)	—	(802)	(41,390)
Other operating expenses	(77,448)	(66,364)	(6,259)	(4,763)	(154,834)

Income (loss) before the undernoted	36,517	26,331	(3,505)	(1,705)	57,638

Interest expense	6,298	757	3,514	—	10,569
Change in fair value of derivative instruments	(126,953)	(150,295)	—	—	(277,248)
Other income	(2,688)	(25)	(42)	—	(2,755)
Non-controlling interest	—	—	(2,659)	(55)	(2,714)
Provision (recovery) of income tax	(4,264)	24,170	—	(827)	19,079

Net income (loss)	$164,124	$151,724	$(4,318)	$(823)	$310,707

Additions to property, plant and equipment	$9,380	$181	$1,363	$19,993	$30,917

Total goodwill	$135,461	$32,935	$—	$2,980	$171,376

Total assets	$762,920	$383,806	$161,535	$78,794	$1,387,055

33.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

14.	COMMITMENTS

Commitments for each of the next five years and thereafter are as follows:

	Premises and equipment leasing	Grain production contracts	Master Services agreement with EPCOR	Long-term gas and electricity contracts with various suppliers
2011	$2,376	$13,476	$2,300	$485,517
2012	7,988	19,631	6,132	1,409,297
2013	5,785	1,703	—	865,460
2014	4,216	396	—	450,039
2015	3,378	—	—	174,935
Thereafter	6,857	—	—	37,315

	$30,600	$35,206	$8,432	$3,422,563

Just Energy is also committed under long-term contracts with customers to supply gas and electricity. These contracts have various expiry dates and renewal options.

15.	CONTINGENCIES

The State of California has filed a number of complaints to the Federal Energy Regulatory Commission (“FERC”) against many suppliers of electricity, including Commerce, a subsidiary of the Fund, with respect to events stemming from the 2001 energy crisis in California. Pursuant to the complaints, the State of California is challenging the FERC’s enforcement of its market-based rate system. Although Commerce did not own generation, the State of California is claiming that Commerce was unjustly enriched by the run-up caused by the alleged market manipulation by other market participants. The proceedings are currently ongoing. On March 18, 2010, the Administrative Law Judge granted the motion to strike for all parties in one of the complaints holding that California did not prove that the reporting errors masked the accumulation of market power. California has appealed the decision.

At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to this litigation is not determinable.

16.	COMPARATIVE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Certain figures from the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current period’s consolidated financial statements.

17.	SUBSEQUENT EVENTS

(i) Trust conversion

On January 1, 2011, JEIF completed the conversion from an income trust to a corporation (the “Conversion”). The Conversion was implemented pursuant to a plan of arrangement under the Canada Business Corporations Act. Under the plan of arrangement, all of the JEIF trust units, JEEC Exchangeable Shares and the Class A preference shares of JEC have been exchanged for common shares of JEGI on a one for one basis. The common shares of JEGI trade on the TSX under the symbol “JE”. JEGI also assumed all of the obligations under the JEEC convertible debentures and the JEIF convertible debentures.

34.

JUST ENERGY GROUP INC.

(Formerly JUST ENERGY INCOME FUND)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

(thousands of Canadian dollars except where indicated and per unit amounts)

17.	SUBSEQUENT EVENTS (cont’d)

(ii) Amended credit agreement

In connection with the Conversion, JE amended and restated its credit agreement with a syndicate of lenders, which includes Canadian Imperial Bank of Commerce, Royal Bank of Canada, National Bank of Canada, Bank of Nova Scotia, Alberta Treasury Branches, Société Générale and Toronto-Dominion Bank, to increase the available line for general corporate purposes from $250 million to $350 million. The increase in the credit facility will accommodate forecasted working capital requirements for expansion into new markets and customer growth in existing markets and provide financial capacity to pursue small acquisitions. The repayment of the facility is due on December 31, 2013.

(iii) Exercise of put

The minority shareholder of TGF, EllisDon Design Build Inc., exercised its right to put its one-third equity interest in TGF to JEEC on November 17, 2010, for $10 million of Exchangeable Shares based on the volume weighted trading price during the month of December 2010. As a result, JEGI issued 689,940 common shares to the minority shareholder on January 4, 2011. TGF is now a wholly owned subsidiary of JEGI.

(iv) Declared dividends

On January 5, 2011, the Board of Directors of the corporation declared a dividend in the amount of $0.10333 per common share ($1.24 annually). The dividend will be paid on January 31, 2011, to shareholders of record at the close of business on January 15, 2011.

On February 2, 2011, the Board of Directors of the corporation declared a dividend in the amount of $0.10333 per common share ($1.24 annually). The dividend will be paid on February 28, 2011, to shareholders of record at the close of business on February 15, 2011.

35.